UPDATED AND RESTATED

Issuer Free Writing Prospectus dated October 4, 2012

Filed Pursuant to Rule 433

Registration No. 333-183037

(Relating to the Preliminary Prospectus Supplement dated October 4, 2012 and the Prospectus dated August 29, 2012)

60,000 Shares of Series 17 Preferred Stock

Issuer:	Cell Therapeutics, Inc. (“CTIC”)

Symbol:	CTIC

Shares offered:	60,000 shares of Series 17 Preferred Stock (approximately 42.9 million shares of common stock issuable upon conversion of the Series 17 Preferred Stock)

Price per share to the public:	$1,000

Initial conversion price:	$1.40

Gross proceeds to CTIC:	$60,000,000

Pricing date:	October 4, 2012

Closing date:	On or about October 11, 2012

Automatic conversion:

On the first to occur of:

•      the 30th day after the original issuance date of the Series 17 Preferred Stock,

•      the date on which 5,000 or less shares of Series 17 Preferred Stock remain outstanding, or

•      the adoption by CTIC’s board of directors of a resolution that it intends to adopt an amendment to CTIC’s articles of incorporation without shareholder approval to effect a reverse stock split with respect to CTIC common stock in order to achieve compliance with the listing rules of The NASDAQ Capital Market or for other good faith business reasons (in each case, an “Automatic Conversion Date”), all outstanding shares of Series 17 Preferred Stock, except to the extent limited by the beneficial ownership limitation described below, shall automatically convert into the number of registered shares of common stock determined by dividing the aggregate stated value of the Series 17 Preferred Stock being converted by the conversion price then in effect.

In addition, shares of Series 17 Preferred Stock held by a particular holder that were not converted into common stock on the Automatic Conversion Date as a result of the beneficial ownership limitation described below shall convert into shares of common stock on the 91st day after the original issuance date or as soon thereafter as the shares of Series 17 Preferred Stock held by such holder would no longer exceed the 19.99% beneficial ownership limitation.

Beneficial ownership limitation:	A conversion of the Series 17 Preferred Stock may not be effected, and no holder may request a conversion of its Series 17 Preferred Stock, to the extent such conversion would result in the holder and its affiliates beneficially owning more than 9.99% of CTIC common stock; provided, however, that in the event of an automatic conversion, the maximum conversion threshold will increase to 19.99% effective from the 90th day after the original issuance date of the Series 17 Preferred Stock, without any further action on the part of a holder.

CUSIP:	150934 875

Underwriters:	Jefferies & Company, Inc. is acting as sole book-running manager for this offering, and Roth Capital Partners, LLC and ThinkEquity LLC are acting as co-managers for this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov . Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1–877-547-6340.